Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬汽車有限公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

SUPPLEMENTAL NOTICE OF 2021 FIRST EXTRAORDINARY GENERAL MEETING

We refer to the notice of the extraordinary general meeting (the “EGM”) of XPeng Inc. (the “Company” or “we”) dated October 22, 2021 (the “Notice”), which sets out the time and venue of the EGM and contains the resolutions to be proposed at the EGM for shareholders’ approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled on December 8, 2021, at 11:00 a.m. Hong Kong time (or as soon as the conclusion of the class meeting of holders of class B ordinary shares), at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and if thought fit, passing the following resolutions as ORDINARY RESOLUTIONS in addition to the resolutions set out in the Notice:

3.	To consider and approve that:

(a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company (the “Directors”) during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting restricted share units granted or to be granted pursuant to the 2019 Equity Incentive Plan of the Company;

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)

a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of: (i) the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

4.	To consider and approve that:

(a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

5.

To consider and approve that conditional upon the passing of resolutions set out in items 3 and 4, the general mandate referred to in the resolution set out in item 3 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 4, provided that such amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

Please refer to the Notice for details of other resolutions to be proposed for consideration and approval at the EGM, ordinary shares record date and ADS record date, registration procedures for attending the EGM, the proxy arrangements and other matters regarding the EGM.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Wednesday, November 24, 2021

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only